FORM 6-K

securities and exchange commission
washington, d.c. 20549

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of August 2021

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items
1.	Market Notice Dated June 9, 2021: Reply to CVM Inquiry Letter 131/2021/CVM/SEP/GEA-1, of June 8, 2021.
2.	Market Notice Dated June 10, 2021: Significant Shareholding - Banco Classico.
3.	Board of Directors Meeting of June 11, 2021: Summary of Principal Decisions.
4.	Extraordinary General Meeting of Stockholders Convocation Dated June 16, 2021
5.	Extraordinary General Meeting of Stockholders to be held exclusively online Dated June 16, 2021 and Appendix 1: Candidates for election to the Board of Directors nominated by the majority stockholder.
6.	Notice to Stockholders Dated June 17, 2021: Payments of Interest on Equity and dividends: June 30.
7.	Market Notice Dated June 18, 2021: Reply to B3 Inquiry Letter 878/2021-SLS, of June 17, 2021.
8.	Material Announcement Dated June 18, 2021: New 5-year tariff review proposed for Gasmig.
9.	Material Announcement Dated June 24, 2021: Minas Gerais State Legislature appoints members of Committee of Inquiry.
10.	Notice to Stockholders Dated June 30, 2021: EGM of July 21, 2021 - Nominations for Board of Directors: Adoption of multiple vote; alteration of remote voting form.
11.	Material Announcement Dated July 8, 2020: Request for information on Taesa disinvestment proposal.
12.	Market Notice Dated July 16, 2021: Change to the Board of Directors.
13.	Market Notice Dated July 16, 2021: Change to the Executive Board.
14.	Notice to Stockholders Dated July 16, 2021: EGM of July 21 canceled.
15.	Material Announcement Dated July 20, 2021: Renova Energia: Offer from Mubadala for Brasil PCH UPI accepted.
16.	Material Announcement Dated July 27, 2021: Acquisition of Sete Lagoas Trasmissora de Energia S.A. (SLTE).
17.	Material Announcement Dated July 30, 2021: Initial results of Tender Offer to acquire 2024 Senior Notes.
18.	Material Announcement Dated July 30, 2021: Taesa: State Audit Board decisions.
19.	Material Announcement Dated August 5, 2021: Renova: Winning bidder for Brasil PCH declared.

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By: /s/ Leonardo George de Magalhães.

Name: Leonardo George de Magalhães

Title: Chief Finance and Investor Relations Officer

Date: August 13, 2021

1.	Market Notice Dated June 9, 2021: Reply to CVM Inquiry Letter 131/2021/CVM/SEP/GEA-1, of June 8, 2021

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to CVM Inquiry Letter 131/2021/CVM/SEP/GEA-1, of June 8, 2021

Question asked by the Brazilian Securities Commission (CVM)

Cia. Energética de Minas Gerais – CEMIG

To Mr. Leonardo George de Magalhães

Chief Investor Relations Officer.

Subject: Request for information on news media report

Dear Director,

1.	We refer to the news report of June 7, 2021 in the Forbes Radar section of Forbes Brasil, which contains the following statements:

“Cemig is evaluating possible acquisitions of solar energy farms in the State, to expand its participation in the distributed generation market from the present 10% to 30% by the end of 2025, and for this it will receive, over five years, a total of R$ 1 billion in funds from Companhia Energética de Minas Gerais to invest in expansion.”

2.	In view of the above, we require you to state whether the news report is true, and, if so, explain why you believed that this was not a material event, and comment on any other information considered to be important on the subject.

3.	We highlight that, under Article 3 of CVM Instruction 358/02 it is the responsibility of the Chief Investor Relations Officer to disclose to and advise the CVM, and as the case may be, the stock exchange and/or any organized over-the-counter market on which securities issued by the company are traded, of any material event or fact which takes place or is related to its business, and to make best efforts for its immediate and wide dissemination, simultaneously to all the markets in which such securities are traded.

4.	We further highlight that the practice of disclosing your expectations of future performance to the market (guidance), for both the short and the long term, especially in relation to the financial and operational aspects of your business, involves preparation of quantitative projections.

5.	In relation to this, in compliance with §1 of Article 20 of CVM Instruction 480/09, we require that, if the statements are true, Item 11 of the issuer’s Reference Form must be updated to include the information required in sub-clauses ‘a’ to ‘d’.

Next page: Reply by Cemig: >>

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In response to Official Letter 131/2021/CVM/SEP/GEA-1, of June 8, 2021, Companhia Energética de Minas Gerais – CEMIG (‘Cemig’ or ‘the Company’), advises that it seeks to keep the market and other interested parties updated on processes of acquisition of assets, whether by the Company or through its subsidiaries.

In relation to the news report referred to, this information was made public in Cemig’s 26th Annual Meeting with the Capital Markets, held on April 28, 2021, on pages 19, 44 and 52 – which can be seen in this link: –

https://api.mziq.com/mzfilemanager/v2/d/716a131f-9624-452c-9088-0cd6983c1349/6d07b813-4cad-5105-b0de-fb609bc0b51c?origin=1

The Company further notes that, as of today’s date, there is no new information which, in the light of CVM Instruction 358/2002, would justify publication of any new Material Announcement on any processes.

Cemig takes this opportunity to reiterate its commitment to transparency and best market practices in communication with the market.

Belo Horizonte, June 9, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	Market Notice Dated June 10, 2021: Significant Shareholding - Banco Classico.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Significant shareholding – Banco Clássico

In accordance with CVM Instruction 358 of January 1, 2002, as amended, Cemig (Companhia Energética de Minas Gerais) hereby reports as follows:

In correspondence received by Cemig, Banco Clássico S.A. states that on June 9, 2021 it acquired 2,000,000 preferred shares in Cemig, through its exclusive fund FIA Dinâmica Energia (CNPJ 08.196.003/0001-54).

This acquisition brings the interest in Cemig held by FIA Dinâmica Energia to

12% of the total capital of Cemig, comprising:

146,668,528 common (ON) shares – or 25.91% of the common stock, and

56,560,257 common (PN) shares – or 5.01% of the preferred stock.

As reported in the announcement of February 23, 2021, Banco Clássico stated on that date that it held 10.47% of the total stock of Cemig, comprising 25.15% of the common (ON) shares and 3.09% of the preferred (PN) shares.

In its communication of today’s date, Banco Clássico S.A. further states that:

“...	the objective of this transaction is to diversify the investments of FIA Dinâmica Energia in electricity, while seeking to direct part of the Bank’s investments to Brazil’s infrastructure sector. ”

Belo Horizonte, June 10, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	Board of Directors Meeting of June 11, 2021: Summary of Principal Decisions.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 11, 2021

SUMMARY OF PRINCIPAL DECISIONS

At its 820th meeting, held on June 11, 2021, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Nominations and Eligibility Policy – NO-02.48 (Alt. 01).

2.	Signature of the Fifth Amendment to the Rental Contract for the Júlio Soares Building for implementation of a condominium.

3.	Convocation of an Extraordinary General Meeting of Stockholders, for election to complete the Board of Directors.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Extraordinary General Meeting of Stockholders Convocation Dated June 16, 2021.

COMPANHIA ENERGÉTICA DE MINAS GERAIS

CEMIG

CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on July 21, 2021, at 11 a.m., to be held exclusively online, by digital media, at the Company’s head office, in Belo Horizonte, Minas Gerais, Brazil, through the Zoom platform, which will enable stockholders to take part and vote, provided they send the Remote Voting Form, to decide on the following matters:

i)	Completion of the Company’s Directors Board, by use of the multiple vote procedure, following resignation of one of its members.

There will not be an election of the member representing the holders of preferred shares, nor of the member representing the employees, since the system chosen is the separate vote.

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, in accordance with CVM Instruction 481/2009, by sending the corresponding Remote Voting Form, through the stockholder’s custodian agent or mandated bank by July 14, 2021, or directly to the Company by email at: ri@cemig.com.br, by July 19, 2021.

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and Paragraph 2 of Clause 10 of the Company’s by-laws, by sending to the email address ri@cemig.com.br, by email, by July 19, 2021, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers.

Belo Horizonte, June 16, 2021

Márcio Luiz Simões Utsch

Chair of the Board of Directors

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	Extraordinary General Meeting of Stockholders to be held exclusively online Dated June 16, 2021 and Appendix 1: Candidates for election to the Board of Directors nominated by the majority stockholder.

PROPOSAL

BY THE

BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD, EXCLUSIVELY ONLINE, ON

JULY 21, 2021 AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig submits the following proposal to the Extraordinary General Meeting of Stockholders (‘EGM’):

i)	Completion of the Company’s Directors Board, by use of the multiple vote procedure, following resignation of one of its members.

There will not be an election of the member representing the holders of preferred shares, nor of the member representing the employees, since the system chosen is the separate vote.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and for this reason it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, June 16, 2021.

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Appendix 1

CVM Instruction 481/09 – Appendix:

Candidates for election to the Board of Directors nominated by the majority stockholder

BOARD OF DIRECTORS
CANDIDATES
Márcio Luiz Simões Utsch – CEO Nominated by the majority stockholder
Carlos Eduardo Tavares de Castro Nominated by the majority stockholder
José Guimarães Monforte Nominated by the majority stockholder
José Reinaldo Magalhães Nominated by the majority stockholder
Afonso Henriques Moreira Santos Nominated by the majority stockholder
Marcelo Gasparino da Silva Nominated by minority stockholder
Leonardo Pietro Antonelli Nominated by minority stockholder
Paulo César de Souza e Silva Nominated by minority stockholder

Nominated by Companhia Energética de Minas Gerais - Cemig – Majority stockholder – Common shares:

12.5	Márcio Luiz Simões Utsch
a. Name
b. Date of birth	February 9, 1959
c. Profession	Lawyer
d. CPF or passport	220.418.776-34
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Up to the AGM of 2022
i. Other positions held or functions exercised in the Issuer	Member of the Board of Directors
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Yes – IBGC / Dow Jones.
l. Number of consecutive periods of office	0
m. Personal number	900219

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company is part of

(i) the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Member of the Board of Directors of Companhia Energética de Minas Gerais – Cemig since March 25, 2019; CEO of Alpargatas S.A. from October 27, 1997 to December 31, 2018.
ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.	Member of the Boards of Directors of HapVida, Martins, and SBF; Member of the Advisory Board of Bauducco and Grupo Mantiqueira.
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	No
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	No
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	No
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.

12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	No
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	No
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	No
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	No
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	No
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	No
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	No

12.5	Carlos Eduardo Tavares de Castro
a. Name
b. Date of birth	March 3, 1974
c. Profession	Civil engineer
d. CPF or passport	963.190.116-53
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Up to the AGM of 2022
i. Other positions held or functions exercised in the Issuer
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Yes – IBGC / Dow Jones.
l. Number of consecutive periods of office	0
m. Personal number	900244

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company is part of (i) the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Chief Trading Officer, Saneamento Ambiental Águas do Brasil (SAAB) – Águas do Brasil group: Jan. 2015 to Jun. 2019;

CEO and member of the Board of Directors of Copasa MG – Minas Gerais State water services company: since Jul. 2019.

ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.	None
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	No
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	No
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	No

12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	No
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	No
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	No
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	No
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	No
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	No
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	No

12.5	José Guimarães Monforte
a. Name
b. Date of birth	July 6, 1947
c. Profession	Economist
d. CPF or passport	447.507.658-72
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Up to the AGM of 2022
i. Other positions held or functions exercised in the Issuer
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion
l. Number of consecutive periods of office	0
m. Personal number

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company is part of (i) the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Member of the Board of Directors of Banco do Brasil S.A., from December 19, 2019 to April 2021; Chair of the Board of Directors of Eletrobras, from May 26, 2017 to December 18, 2020.
ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.

Member of the Consultative Board of Instituto Elos;

Board Member, Coordinator of the Governance and Sustainability Committee, and Member of the Audit, Finance and Risks Committee of Cyrela S.A.;

Chair of the Consultative Council of Premix Ltda.

n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	No
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	No

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	No
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	No
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	No
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	No
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	No
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	No
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	No

12.5	Jose Reinaldo Magalhães
a. Name
b. Date of birth	January 06, 1956
c. Profession	Economist
d. CPF or passport	227.177.906-59
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Up to the AGM of 2022
i. Other positions held or functions exercised in the Issuer	Member of the Board of Directors
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion	Yes – IBGC / Dow Jones.
l. Number of consecutive periods of office	1
m. Personal number	900218

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company is part of (i) the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Member of the Board of Directors of Companhia Energética de Minas Gerais since March 25, 2019. Member of the Board of Directors of Jereissati Participações S.A., since April 2017.
ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.	Member of the Board of Directors of Jereissati Participações S.A. – Shopping Mall sector.
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	No
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	No
iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	No
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.

12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	No
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	No
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	No
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	No
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	No
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	No
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	No

12.5	Afonso Henriques Moreira Santos
a. Name
b. Date of birth	April 1, 1957
c. Profession	Electrical engineer
d. CPF or passport	271.628.506-34
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Up to the AGM of 2022
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	Yes
k. Independent member / criterion
l. Number of consecutive periods of office	0
m. Personal number	900238

i. Principal professional experience in the last 5 years, indicating: Company name and sector; position; and whether the company is part of (i) the same economic group as the Issuer, or

(ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Career with Itajubá Federal University from January 1980, retiring as Professor in March 2016.

Partner and engineer (consultancy and project design) of iX Estudos e Projetos Ltda., from October 30, 2007 to April 30, 2019.

Member of the Board of Directors of Light S.A., from April 30 to December 11, 2019.

ii. State all the management positions that the candidate occupies in other companies, or organizations of the third sector.	No management positions.
n. Description of any of the following events that have taken place in the last 5 years:
i. any criminal conviction	No
ii. any guilty judgment in an administrative proceeding of the CVM, and penalties applied	No

iii. any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	No
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	No
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	No
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	No
d. (i) any manager of the Issuer and (ii) any manager of a direct or indirect parent company of the Issuer	No
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	No
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	Yes. Member of the Boards of Directors of Light S.A. and Light S.E.S.A.(Light Energia S.A.) from May to December 2019; Member of the Board of Directors of Cemig since July 2020.
b. any direct or indirect controlling stockholder of the Issuer	No
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	No

Nominated by FIA Dinâmica Energia – Minority stockholder – Common shares:

a)	Marcelo Gasparino da Silva

12.5	Marcelo Gasparino da Silva
a. Name
b. Date of birth	February 13, 1971
c. Profession	Lawyer
d. CPF or passport	807.383.469-34
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	Member of the Board of Directors
j. Whether elected by the controlling stockholder or not	None
k. Independent member / criterion	Yes – IBGC / DJSI.
l. Number of consecutive periods of office	1
m. Personal number	900165

i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of

(i)        the same economic group as the Issuer, or

(ii)        is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Chair of Boards of Directors, and member of Boards of Directors and Audit Boards, coordinator and member of finance, audit and risk committees, legal, compliance and related party committees, in listed companies.

Lawyer specializing in corporate tax law, with degree from ESAG. Currently in MBA course in Controllership, Auditing and Finance.

Chair of the Board of Directors of Eternit; member of the Boards of Directors of AES Eletropaulo, Cemig and Kepler Weber; alternate member of the Audit Board of Petrobras.

Has served as Chair of the Board of Directors of Usiminas; and as member of the Boards of Directors of Bradespar, Battistella, Celesc, Eletrobras, Tecnisa, SC Gás, and Vale.

Served as a member of the Audit Boards of Bradespar, AES Eletropaulo, AES Tietê and Renuka Brasil. In Eletropaulo, he is Chair of the Related Parties Committee, and a member of the Audit Committee.

Member of the Finance, Audit and Risks Committee of Cemig .

He served as Coordinator of the Legal and Compliance Committee of Eternit.

Founding partner and Chair of the Consultative Council of the Gasparino, Sachet, Roman, Barros & Marchiori law office, where he practiced as a lawyer until 2006.

He began his executive career as Legal and Institutional Director of Celesc in 2007.

He participates in the FGV 2016 CEO program (IBE/FGV/IDE).

He attended the Executive Program in Mergers and Acquisition of the London Business School, and specific courses in finance and strategy at the Institute of Directors, in London.

In the Brazilian Corporate Governance Institute (IBCG) he is co-founder and Coordinator of the Santa Catarina Chapter, holder of IBGC Board Member Certification, and a member of the IBGC’s ‘Bank of Board Members’.

He is a member of the Technical Committee of AMEC, with substantial knowledge of corporate governance, and experience on boards of directors and audit boards. He contributed to the IBGC and to AMEC in the construction of the Brazilian Code of Corporate Governance (CBGC). As from the launch of the CBGC he has inserted it as a working instrument in all the companies in which he works, in particular the ‘Apply or Explain’ model, a system that recognizes that corporate governance is a ‘journey’, and should not be translated into a rigid model of rules equally applicable to all companies.

He has worked in companies in: electricity generation, transmission and distribution; distribution of natural gas; mining; steel and steel manufacturing; ports; basic industries; construction; construction materials and finishings; vehicle distribution and holding companies – acquiring knowledge in industry, trade, retailing and services that enable him to make constructive contributions in a very wide range of subjects and strategies that are dealt with in the boards in which he participates – such as: turnarounds, capital structure, mergers & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, executive succession, etc.

He has taken part in the deep process of raising awareness of the importance of independent members elected by minority stockholders in the last seven years. In his opinion, the failings in corporate governance that prevailed in state companies, added to the problems of corruption that spread in Petrobras and Eletrobras, among other companies, had an adverse effect on the Brazilian capital market, created an obligation to rethink the present rules of governance and create much more rigid rules and much more severe punishments.

ii. State all the administrative positions that the candidate occupies in other companies or in organizations of the third sector	Chair of the Board of Directors of Eternit S.A.; member of the Board of Directors of Vale S.A.; member of the Audit Board of Petróleo Brasileiro S.A. – Petrobras.
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Member of the Finance, Audit and Risks Committee.
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None

d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	Yes: member of the Board of Directors of Gasmig, from June 2020 to February 2021.
b. any direct or indirect controlling stockholder of the Issuer	No
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

b)	Leonardo Pietro Antonelli

12.5	Leonardo Pietro Antonelli
a. Name
b. Date of birth	October 16, 1970
c. Profession	Lawyer
d. CPF or passport	010584087-47
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	No
k. Independent member / criterion	Yes
l. Number of consecutive periods of office	0
m. Personal number
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Judicial Administrator of the Appeal Courts of Rio de Janeiro State.

Council Member of the Brazilian Bar Association (OAB) – Rio de Janeiro Chapter), where he is Chair of the Jurisdiction Defense Committee.

Chair of the Board of Investments Funds of G5/Evercore, since 2009.

ii. State all the administrative positions that the candidate occupies in other companies or in organizations of the third sector	Brazilian Bar Association (OAB) – Rio de Janeiro Chapter): Council Member, and Chair of the Jurisdiction Defense Committee. Chair of the Board of Investments Funds of G5/Evercore.

n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

Nominated by BNDESPar – Minority stockholder – Common shares:

a)	Paulo Cesar de Souza e Silva

12.5	Paulo Cesar de Souza e Silva
a. Name
b. Date of birth	October 8, 1955
c. Profession	Economist
d. CPF or passport	032.220.118-77
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Up to the AGM of 2022
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	None
k. Independent member / criterion	Yes – IBGC / DJSI.
l. Number of consecutive periods of office	0
m. Personal number
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.	Embraer: October 1997 to May 2019.
ii. State all the administrative positions that the candidate occupies in other companies or in organizations of the third sector
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.

12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

6.	Notice to Stockholders Dated June 17, 2021: Payments of Interest on Equity and dividends: June 30.

COMPANHIA ENERGÉTICA DE MINAS GERAIS

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

Payments of Interest on Equity and dividends: June 30

Cemig advises its stockholders that on June 30, 2021 it will make the following payments of Interest of Equity and dividends:

a)	R$ 276,744,000, corresponding to R$ 0.18228802764 per common or preferred share, being the first payment of Interest on Equity for the 2020 business year.

This payment will be subject to retention of income tax at 15%, except in the case of stockholders exempt from this retention under the current legislation, as advised by the Notice to Stockholders of April 30, 2021.

b)	R$ 464,329,000, corresponding to R$ 0.30584806747 per common or preferred share, being the first payment of dividends for the 2020 business year, as advised by the Notice to Stockholders of April 30, 2021.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment.

Any stockholder not receiving the credits referred to should visit a branch of Banco Itaú Unibanco S.A. to update the stockholder’s Investor Registry details.

Payments relating to shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia – the Brazilian Settlement and Custody Company) will be credited to that entity and the Depositary Brokers will be responsible for paying the amounts to holders.

Belo Horizonte, June 17, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

Av. Barbacena 1200 Santo Agostinho 30190-131 Belo Horizonte, MG Brazil Tel.: +55 31 3506-5024 Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7.	Market Notice Dated June 18, 2021: Reply to B3 Inquiry Letter 878/2021-SLS, of June 17, 2021.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

Reply to B3 Inquiry Letter 878/2021-SLS, of June 17, 2021

Inquiry by B3

Cia. Energética de Minas Gerais – CEMIG

To Mr. Leonardo George de Magalhães

Chief Investor Relations Officer

Subject: Request for information on news media report

Dear Sirs,

A report in Valor Econômico newspaper of June 17, 2021, under the headline “CPI on Cemig”, states, among other information, that the Legislative Assembly of Minas Gerais has approved an application to open a Parliamentary Committee of Inquiry (CPI) to investigate supposed irregularities in the management of Cemig since 2019.

We request information/explanations on the item indicated, by June 18, 2021, including your confirmation of it or otherwise, and also any other information that is considered to be important.

Reply by CEMIG

Dear Ms. Ana Lucia da Costa Pereira,

In response to Official Letter 878/2021-SLS of June 17, 2021, Companhia Energética de Minas Gerais – CEMIG (‘Cemig’) reports that proceedings are indeed in progress in the Legislative Assembly of Minas Gerais for establishment of the said CPI, which is at the stage of appointment of members.

For this reason, Cemig believes that there is so far no information which, in the light of CVM Instruction 358/2002, would justify disclosure of a Market Notice or Material Announcement on this subject.

Cemig notes that its management decisions are based on best corporate governance practices and compliance.

Further, all procedures adopted by the present management aim not only to preserve the equity value and property of Cemig, but also to ensure supply of electricity services with quality and safety to its clients.

Cemig takes this opportunity to reiterate its commitment to transparency and best market practices in communication with the market.

Belo Horizonte, June 18, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

8.	Material Announcement Dated June 18, 2021: New 5-year tariff review proposed for Gasmig.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

New 5-year tariff review proposed for Gasmig

In compliance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais – listed in São Paulo, New York and Madrid) hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market in general:

Today Cemig’s subsidiary, Companhia de Gás de Minas Gerais – Gasmig published the following Material Announcement:

“	In compliance with CVM Instruction 358 of January 3, 2002 as amended, Gasmig (Companhia de Gás de Minas Gerais, listed on the São Paulo Stock Exchange – B3), hereby reports to the Brazilian Securities Commission (CVM), to B3 and to the market as follows:

On June 17, 2021 the Economic Development Department of the State of Minas Gerais (‘SEDE’), the State’s body responsible for regulation and ratification of tariffs for piped gas distribution service, published a notice in the Minas Gerais State Official Gazette that it will hold an electronic auction for provision of specialized services of regulation consultancy, for application of the methodology and the other procedures for review of tariffs for piped natural gas distribution service.

In the reference announcement for the electronic auction, SEDE gives the following grounds:

“It is the understanding of the Minas Gerais State Government that the events of 2019 and 2020, especially the effects of the Covid-19 pandemic and the collapse of the dam of Vale S.A. at Brumadinho, Minas Gerais, are characterized as totally unpredictable factors in relation to the scenarios that were the grounds for the studies made prior to the most recent Periodic Tariff Review (RTP), for the 2018-2022 period. These conditions led to increase of tariffs and reduction of consumption, with impacts both on consumers and on the concession holder.

Due to the negative impacts suffered, it is understood that bringing forward a new tariff review process will favor the economic and financial equilibrium of the concession, and also make possible repositioning of tariffs of the concession holder with a view to moderating their levels.

It is thus proposed to terminate the present tariff cycle early, on December 31, 2021, and begin a new five-year cycle on January 1, 2022.”

Gasmig will keep the market informed on this subject, in accordance with the applicable regulations.”

Belo Horizonte, June 18, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

9.	Material Announcement Dated June 24, 2021: Minas Gerais State Legislature appoints members of Committee of Inquiry.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Minas Gerais State Legislature appoints

members of Committee of Inquiry

In accordance with CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market in general:

At an ordinary meeting held today, the Legislative Assembly of the State of Minas Gerais appointed the members of a Committee of Inquiry to investigate acts of management in Cemig.

The Committee has powers, for 120 days from appointment of its Chair and Deputy Chair, to carry out investigations on the reports that form the basis of the application for it to be constituted.

Cemig reaffirms its commitment to best corporate governance practices and compliance, and to providing all the information necessary for full understanding and clarification of its management decisions.

Cemig will keep the market informed on this subject, in accordance with the applicable regulations.

Belo Horizonte, June 24, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

10.	Notice to Stockholders Dated June 30, 2021: EGM of July 21, 2021 - Nominations for Board of Directors: Adoption of multiple vote; alteration of remote voting form.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

EGM of July 21, 2021 – Nominations for Board of Directors:

Adoption of multiple vote;

alteration of remote voting form

Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), in accordance with best corporate governance practices, and Articles 10 and 21-A of CVM Instruction 481/09, hereby advises the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market:

Cemig has received nominations of candidates for election to the Board of Directors at the Extraordinary General Meeting of Stockholders (EGM) to be held on July 21, 2021, from the minority stockholders:

(1)	Fundo de Investimento em Ações Dinâmica Energia S.A. (‘FIA Dinâmica Energia’)

and

(2)	BNDES Participações S.A. (‘BNDESPar’).

FIA Dinâmica Energia has requested adoption of the multiple voting system for the EGM.

Today Cemig has re-presented the Remote Voting Form (Boletim de Voto a Distância – ‘BVD’) with inclusion of the candidates put forward by these stockholders, as shown in the table below.

If any stockholder has already submitted a voting instruction for this decision and wishes to alter it, a new instruction needs to be sent to the same service provider used previously, on or before July 14, 2021.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 6

Candidates:

(1)	Nominated by: FIA Dinâmica Energia – Minority stockholder – Common shares:

a)	Marcelo Gasparino da Silva

12.5	Marcelo Gasparino da Silva
a. Name
b. Date of birth	February 13, 1971
c. Profession	Lawyer
d. CPF or passport	807.383.469-34
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	Member of the Board of Directors
j. Whether elected by the controlling stockholder or not	None
k. Independent member / criterion	Yes – IBGC / DJSI.
l. Number of consecutive periods of office	1
m. Personal number	900165

i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of

(i)        the same economic group as the Issuer, or

(ii)        is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Chair of Boards of Directors, and member of Boards of Directors and Audit Boards, coordinator and member of finance, audit and risk committees, legal, compliance and related party committees, in listed companies.

Lawyer specializing in corporate tax law, with degree from ESAG. Currently in MBA course in Controllership, Auditing and Finance.

Chair of the Board of Directors of Eternit; member of the Boards of Directors of AES Eletropaulo, Cemig and Kepler Weber; alternate member of the Audit Board of Petrobras.

Has served as Chair of the Board of Directors of Usiminas; and as member of the Boards of Directors of Bradespar, Battistella, Celesc, Eletrobras, Tecnisa, SC Gás, and Vale.

Served as a member of the Audit Boards of Bradespar, AES Eletropaulo, AES Tietê and Renuka Brasil. In Eletropaulo, he is Chair of the Related Parties Committee, and a member of the Audit Committee.

Member of the Finance, Audit and Risks Committee of Cemig .

He served as Coordinator of the Legal and Compliance Committee of Eternit.

Founding partner and Chair of the Consultative Council of the Gasparino, Sachet, Roman, Barros & Marchiori law office, where he practiced as a lawyer until 2006.

He began his executive career as Legal and Institutional Director of Celesc in 2007.

He participates in the FGV 2016 CEO program (IBE/FGV/IDE).

He attended the Executive Program in Mergers and Acquisition of the London Business School, and specific courses in finance and strategy at the Institute of Directors, in London.

In the Brazilian Corporate Governance Institute (IBCG) he is co-founder and Coordinator of the Santa Catarina Chapter, holder of IBGC Board Member Certification, and a member of the IBGC’s ‘Bank of Board Members’.

He is a member of the Technical Committee of AMEC, with substantial knowledge of corporate governance, and experience on boards of directors and audit boards. He contributed to the IBGC and to AMEC in the construction of the Brazilian Code of Corporate Governance (CBGC). As from the launch of the CBGC he has inserted it as a working instrument in all the companies in which he works, in particular the ‘Apply or Explain’ model, a system that recognizes that corporate governance is a ‘journey’, and should not be translated into a rigid model of rules equally applicable to all companies.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 6

He has worked in companies in: electricity generation, transmission and distribution; distribution of natural gas; mining; steel and steel manufacturing; ports; basic industries; construction; construction materials and finishings; vehicle distribution and holding companies – acquiring knowledge in industry, trade, retailing and services that enable him to make constructive contributions in a very wide range of subjects and strategies that are dealt with in the boards in which he participates – such as: turnarounds, capital structure, mergers & acquisitions, sale of non-core assets, financial restructuring of companies in crisis, executive succession, etc.

He has taken part in the deep process of raising awareness of the importance of independent members elected by minority stockholders in the last seven years. In his opinion, the failings in corporate governance that prevailed in state companies, added to the problems of corruption that spread in Petrobras and Eletrobras, among other companies, had an adverse effect on the Brazilian capital market, created an obligation to rethink the present rules of governance and create much more rigid rules and much more severe punishments.

ii. State all the administrative positions that the candidate occupies in other companies or in organizations of the third sector	Chair of the Board of Directors of Eternit S.A.; member of the Board of Directors of Vale S.A.; member of the Audit Board of Petróleo Brasileiro S.A. – Petrobras.
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Member of the Finance, Audit and Risks Committee.
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	Yes: member of the Board of Directors of Gasmig, from June 2020 to February 2021.
b. any direct or indirect controlling stockholder of the Issuer	No
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 6

b)	Leonardo Pietro Antonelli

12.5	Leonardo Pietro Antonelli
a. Name
b. Date of birth	October 16, 1970
c. Profession	Lawyer
d. CPF or passport	010584087-47
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Until the AGM of 2022
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	No
k. Independent member / criterion	Yes
l. Number of consecutive periods of office	0
m. Personal number
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.

Judicial Administrator of the Appeal Courts of Rio de Janeiro State.

Council Member of the Brazilian Bar Association (OAB) – Rio de Janeiro Chapter), where he is Chair of the Jurisdiction Defense Committee.

Chair of the Board of Investments Funds of G5/Evercore, since 2009.

ii. State all the administrative positions that the candidate occupies in other companies or in organizations of the third sector	Brazilian Bar Association (OAB) – Rio de Janeiro Chapter): Council Member, and Chair of the Jurisdiction Defense Committee. Chair of the Board of Investments Funds of G5/Evercore.
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None
iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 6

c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

(2)	Nominated by: BNDESPar – Minority stockholder – Common shares:

a)	Paulo Cesar de Souza e Silva

12.5	Paulo Cesar de Souza e Silva
a. Name
b. Date of birth	October 8, 1955
c. Profession	Economist
d. CPF or passport	032.220.118-77
e. Proposed elected position	Member of the Board of Directors
f. Date of election	July 21, 2021
g. Swearing-in date	July 21, 2021
h. Period of office	Up to the AGM of 2022
i. Other positions held or functions exercised in the Issuer	None
j. Whether elected by the controlling stockholder or not	None
k. Independent member / criterion	Yes – IBGC / DJSI.
l. Number of consecutive periods of office	0
m. Personal number
i. Principal professional experience in the last 5 years, indicating: Company’s name and business sector; position; whether the company is part of (i) the same economic group as the Issuer, or (ii) is controlled by a stockholder of the Issuer that holds a direct or indirect equity interest of 5% or more in any one class of security of the Issuer.	Embraer: October 1997 to May 2019.
ii. State all the administrative positions that the candidate occupies in other companies or in organizations of the third sector
n. Description of any of the following events that have taken place in the last 5 years:
i. Any criminal conviction	None
ii. Any guilty judgment in an administrative proceeding of the CVM, and penalties applied	None

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 6

iii. Any court or administrative judgment against which there is no further appeal which has suspended or disqualified the person from carrying out any professional or commercial activity	None
12.6. If the candidate acted as a member of the Board of Directors or the Audit Board in the last business year, state, in the form of a table, the percentage of participation in meetings held by each body in the period, subsequent to being sworn in to the position.	Not applicable.
12.7. If a member of a committee formed under the by-laws, or of the audit committee, the risk committee, the finance committee and/or the compensation committee, even if such committees or structures are not created by the by-laws, supply the information mentioned in item 12.5.	Not applicable
12.8. If the candidate acted as a member of any of the committees established under the by-laws, or the audit, risk, financial or remuneration committee/s, even if such committee is not required to exist under the bylaws, state in the form of a table the percentage of meetings of each body that the candidate attended in the period, after being sworn in.	Not applicable
12.9. State any conjugal relationship, stable union or family relationship up to the second level of proximity, with or between:
a) any manager/s of the Issuer	None
b. (i) any manager of the Issuer and (ii) any manager of a direct or indirect subsidiary of the Issuer	None
c. (i) any manager of the Issuer or of its direct or indirect subsidiaries, and (ii) any direct or indirect controlling stockholder of the Issuer	None
d. (i) managers of the Issuer and (ii) managers of direct or indirect subsidiaries of the Issuer	None
12.10. State any relationships of subordination, provision of service or control existing in the last three business years between any manager of the Company and:	None
a. any direct or indirect subsidiary of the Issuer, except where the Issuer directly or indirectly holds 100% of the share capital	None
b. any direct or indirect controlling stockholder of the Issuer	None
c. if material, any supplier, client, debtor or creditor of the Issuer, or of any of its subsidiaries, or of the parent companies or subsidiaries of any of these	None

Cemig advises that the intention of this Notice is to provide optimum instruction and background to stockholders in the decisions to be taken at the EGM referred to.

Belo Horizonte, June 30, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 6

11.	Material Announcement Dated July 8, 2020: Request for information on Taesa disinvestment proposal.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Request for information on Taesa disinvestment proposal

As per CVM Instruction 358 of January 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market as follows:

On July 7, Cemig received notification from the State Audit Board (Tribunal de Contas do Estado) of the State of Minas Gerais (‘TCE-MG’) to present all the documentation relating to the process of disposal of Cemig’s equity interest in Taesa.

Certain members of Minas Gerais State Legislature had presented a demand to the TCE-MG, to:

“	... suspend all and any acts of disinvestment by Cemig in Taesa, until prior technical studies have been carried out which demonstrate that an auction sale of these shares is advantageous, and what conditions must be met to ensure that it would be advantageous (...)”

– on the allegation, by the requesting members, that technical studies to justify the transaction have not been carried out.

The TCE-MG did not grant the members’ request to suspend the process of sale, but recommends that Cemig should abstain from any action relating to the sale of the shares in Taesa until the Technical Unit of the TCE-MG is able to analyze all of the documentation requested.

Cemig emphasizes that the competitive process for the sale that is under study obeys all the rules of law, regulations, and the São Paulo Stock exchange (B3) for execution of the related specialized auction; and that the process of disposal is taking place with the advisory services of a specialized financial institution, based at all times on best governance practices for transactions of this type.

Cemig will keep the market and other interested parties informed on this subject, in accordance with the applicable regulations.

Belo Horizonte, July 8, 2020.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

12.	Market Notice Dated July 16, 2021: Change to the Board of Directors.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

CHANGE TO THE BOARD OF DIRECTORS

Franklin Moreira Gonçalves appointed Representative of the Employees

In accordance with CVM Instruction 358 of Jan. 3, 2002 as amended, Cemig (Companhia Energética de Minas Gerais, listed and traded in São Paulo, New York and Madrid), hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

In compliance with §1 and §3 of Article 8 of the Regulations for Election of the Representative of the Employees on the Board of Directors of Cemig, since the employee Marco Aurélio Dumont Porto has left the company, the Board of Directors has, under Article 7 of those Regulations, appointed the employee Franklin Moreira Gonçalves to the post of Representative of the Employees. He qualified for election, and was voted in second place in the election process. He will maintain in the post until a further election is held.

Mr. Franklin Moreira Gonçalves has been with Cemig for 33 years, served as the Company’s Chief Generation and Transmission Officer for four years, and as an alternate member of the Board of Directors for 13 years.

As from July 16, 2021 the Board of Directors is now as follows:

CEMIG – BOARD OF DIRECTORS
Afonso Henriques Moreira Santos – nominated by the majority stockholder
Carlos Eduardo Tavares de Castro – nominated by the majority stockholder
Franklin Moreira Gonçalves – representative of the employees
José João Abdalla Filho – nominated by a preferred stockholder
José Reinaldo Magalhães – nominated by the majority stockholder
Marcelo Gasparino da Silva – nominated by the minority stockholders
Márcio Luiz Simões Utsch – nominated by the majority stockholder
Paulo Cesar de Souza e Silva – nominated by the minority stockholder
(Seat vacant) – for nomination by the majority stockholder

The Company wishes to extend its warmest thanks to Mr. Marco Aurélio Dumont Porto for his significant contribution during his period on the Board of Directors.

Belo Horizonte, July 16, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

13.	Market Notice Dated July 16, 2021: Change to the Executive Board.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET NOTICE

CHANGE TO THE EXECUTIVE BOARD

Thadeu Carneiro da Silva elected Chief Generation and Transmission Officer

In accordance with best corporate governance practices, Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), hereby reports to the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market in general:

Due to the resignation of Mr. Paulo Mota Henriques, at its meeting on today’s date the Board of Directors of Cemig elected Mr. Thadeu Carneiro da Silva as Chief Generation and Transmission Officer.

Mr. Carneiro da Silva has a degree in mechanical engineering, with doctorate in energy engineering, more than 15 years’ experience in the power industry, and vast experience in companies operating in generation and transmission.

As a result the members of the Executive Board of Cemig are now as follows:

CEMIG – EXECUTIVE BOARD
CEO:	Reynaldo Passanezi Filho
Chief Trading Officer:	Dimas Costa
Chief Distribution Officer:	Marney Tadeu Antunes
Chief Finance and Investor Relations Officer:	Leonardo George de Magalhães
Chief Generation and Transmission Officer:	Thadeu Carneiro da Silva
CemigPar Directorate:	Maurício Dall’Agnese
Chief Counsel and Chief Officer for Regulation:	Eduardo Soares

The management of Cemig warmly thanks Mr. Paulo Mota Henriques for his service as an executive of the Company.

Belo Horizonte, July 16, 2021.

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

14.	Notice to Stockholders Dated July 16, 2021: EGM of July 21 canceled.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

EGM of July 21 canceled

Cemig (Companhia Energética de Minas Gerais – listed and traded in São Paulo, New York and Madrid), hereby notifies its stockholders and the public as follows:

The Extraordinary General Meeting of Stockholders scheduled for July 21, 2021 has been canceled, in accordance with a decision by the Board of Directors at its meeting held today.

As a result, all the documents produced and made available referring to the said General Meeting are canceled, including the Remote Voting Form (Boletim de Voto à Distância – BVD).

Belo Horizonte, July 16, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

15.	Material Announcement Dated July 20, 2021: Renova Energia: Offer from Mubadala for Brasil PCH UPI accepted.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova Energia: Offer from Mubadala for Brasil PCH UPI accepted

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358/2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Today Cemig’s affiliated company Renova Energia S.A. published the following Material Announcement:

“	In compliance with CVM Instruction 358/2002 as amended, Renova Energia S.A. (in Judicial Recovery (RNEW3; RNEW 4 and RNEW11) (‘Renova’), hereby informs its stockholders and the general public as follows:

On today’s date the Board of Directors of Renova decided in favor of acceptance of the binding proposal presented by Mubadala Consultoria Financeira e Gestora de Recursos Ltda., an indirect subsidiary of Mubadala Capital LLC and held indirectly by Mubadala Investment Company PJSC, for acquisition of 100% of the common shares owned by the Renova Group, all being book-entry shares without par value, in Brasil PCH S.A., for R$ 1,100,000,000.00 (one billion one hundred million Reais), as an initial “stalking horse” offer, with the right to match any other offers made by other parties for the same acquisition, subject to the usual conditions precedent, including compliance with the provisions of the Judicial Recovery Plan of the Consolidated Companies of the Renova Group and the realization of a competitive proceeding for disposal of the UPI (‘Independent Productive Unit’) Brasil PCH, in the terms of the Judicial Recovery Proceedings in progress before the Second Bankruptcy and Judicial Recovery Court of the Legal District of São Paulo, São Paulo State (‘the Transaction’).

The Transaction will be subject to the rights and obligation of the parties to the Stockholders’ Agreement of Brasil PCH, as amended on January 21, 2008, December 29, 2008 and March 1, 2013, especially as regards the right of first refusal for acquisition (‘the First Refusal Right’), and the right of joint sale (‘the Tag-Along right’) stated therein to the benefit of its signatories.

The Transaction is part of the Company’s strategy for healthy recovery and reduction of its liabilities, allocating funds obtained from the Transaction, especially, to: prepayment of the DIP bridge loan contracted with Quadra Capital, disbursed at the beginning of this year; payment of certain creditors outside the Judicial Recovery agreement; compliance with its liabilities under the Judicial Recovery Plan; and completion of Phase A of the Alto Sertão III Wind Farm Complex.

Renova reiterates its commitment to keep stockholders and the market in general duly and timely informed in accordance with the applicable legislation. ”

Cemig reiterates its commitment to keep the market duly informed on this matter.

Belo Horizonte, July 20, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

16.	Material Announcement Dated July 27, 2021: Acquisition of Sete Lagoas Trasmissora de Energia S.A. (SLTE).

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Acquisition of Sete Lagoas Transmissora de Energia S.A. (SLTE)

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358 of January 3, 2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

On today’s date Cemig signed a Share Purchase Agreement with Cobra Brasil Serviços, Comunicações e Energia S.A. and Cobra Instalaciones y Servicios S.A., for acquisition of 100% (one hundred percent) of the equity interest held by those companies in Sete Lagoas Transmissora de Energia S.A.(‘SLTE’) (‘the Transaction’ or ‘the Acquisition’).

The price of the Acquisition is R$ 41,367,000, on the base date of December 31, 2020, subject to price adjustment mechanisms specified in the Share Purchase Agreement.

SLTE holds the concession, awarded as Lot H in Aneel Transmission Auction 008/2010, for construction and operation of the Sete Lagoas 4 Substation, in the municipality of Sete Lagoas, Minas Gerais. The concession contract expires in June 2041.

The Sete Lagoas 4 substation began operation in June 2014, and accesses the National Grid through switching from the Neves 1–Três Marias Transmission Line (345 kV), owned by Cemig Geração e Transmissão S.A. (‘Cemig GT’), which already operates the related terminals in this substation.

Completion of the Transaction is subject to compliance with certain conditions precedent specified in the Share Purchase Agreement and commonly required in this type of transaction, including approvals by: (i) the Brazilian electricity regulator, Aneel; (ii) the Brazilian antitrust commission, Cade; and (iii) the Brazilian Development Bank (BNDES).

This Transaction reinforces Cemig’s strategy of growth with generation of value, and focus on its core business, within Minas Gerais.

Cemig reiterates its commitment to keep the market timely informed on the subject of this material announcement, in accordance with the applicable legislation and regulations.

Any notices or advice to stockholders or the market related to the Acquisition will be published on the web pages of:

– the CVM (www.cvm.gov.br ),

– the São Paulo stock exchange (B3) (http://www.b3.com.br/pt_br/)

– and Cemig (http://ri.cemig.com.br/ ).

Belo Horizonte, July 27, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

17.	Material Announcement Dated July 30, 2021: Initial results of Tender Offer to acquire 2024 Senior Notes.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

LISTED COMPANY – CNPJ 06.981.176/0001-58 – NIRE 31300020550

MATERIAL ANNOUNCEMENT

Initial results of Tender Offer to acquire 2024 Senior Notes

In accordance with CVM Instruction 358 of January 3, 2002 as amended:

•	Companhia Energética de Minas Gerais (‘Cemig’), a Category A Brazilian listed corporation with securities traded on the exchanges of São Paulo, New York and Madrid, and
•	Cemig Geração e Transmissão S.A. (‘Cemig GT’), a Category B Brazilian corporation registered with the CVM and a wholly-owned subsidiary of Cemig,

hereby inform stockholders and the market in general of the preliminary results of the Tender Offer that was disclosed in the Material Announcement published July 19, 2021, for acquisition in cash of the 9.25% Senior Notes issued by Cemig GT in the international market, maturing 2024 (“the Notes”), in the principal amount of up to US$ 500,000,000 (“The Maximum Amount”).

The Tender Offer is being made in accordance with the terms and conditions specified in the Offer to Purchase dated July 19, 2021.

According to D.F. King & Co., Inc., the offer agent and information agent for the Tender Offer, acceptances from holders of notes received (and not validly withdrawn) at 5 p.m. New York time on July 30, 2021 (“the Early Tender Date”) totaled US$774,182,000.

Since the aggregate principal value of all the Notes validly offered up to the Early Tender Date exceeded the Maximum Amount, Cemig will accept the Notes offered on a proportionate, pro rata basis. All the Notes not accepted as a result of this proportional distribution will be rejected for the purposes of the Offer and promptly returned to their holders.

After applying the pro rata distribution, Cemig does not expect to accept any notes for purchase that are validly offered after the Early Tender Date.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

Subject to the conditions of the Tender Offer, holders who validly offered their Notes before the Early Tender Date will be eligible to receive US$1,162.50 for each US$1,000 invested as principal in the Notes accepted for purchase (“the Total Consideration”), which includes an early tender premium of US$50.00 on each US$1,000 of principal value of the Notes.

In addition to the Total Acquisition Value, holders of validly offered notes that have been accepted for purchase will also receive accrued and unpaid interest from and including the last interest payment date, up to but not including the Initial Settlement Date (as defined below).

Payment of Notes that were validly offered up to and including the Early Tender Date and have been accepted for acquisition is planned to take place on August 5, 2021 (“the Initial Settlement Date”).

This Material Announcement is for information only, and in no circumstances may be interpreted as an offer for purchase or solicitation of an offer for sale of the Notes in any jurisdiction in which an offer to purchase or a request to offer for sale is prohibited under the securities laws of that state or jurisdiction, including Brazil. The Tender offer is being made exclusively to investors in the international market outside Brazil, and is not registered with the CVM, nor offered in Brazil.

Cemig and Cemig GT reiterate their commitment to keep the market opportunely and timely informed on the subject referred to in this Material Announcement, in accordance with the applicable legislation and regulations. Any notices to stockholders and/or the market in general related to the Tender Offer will be published on the websites of:

– the CVM (Brazilian Securities Commission): www.cvm.gov.br

– the São Paulo stock exchange (B3): http://www.b3.com.br/pt_br/

– and the Company: http://ri.cemig.com.br/

Belo Horizonte, July 30, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

18.	Material Announcement Dated July 30, 2021: Taesa: State Audit Board decisions.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Taesa: State Audit Board decisions

Complementing the disclosures in its Material Announcement of July 8, 2021, Cemig (Companhia Energética de Minas Gerais – listed and traded on the exchanges of São Paulo, New York and Madrid), hereby informs the CVM (Brazilian Securities Commission), the São Paulo stock exchange (B3) and the market in general as follows:

The State Audit Board (Tribunal de Contas do Estado) of the State of Minas Gerais (‘TCE-MG’) refused the application for an injunction to suspend the process of Cemig’s disinvestment in Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), and has also revoked its prior recommendation that Cemig should abstain from any action relating to the sale of the shares in Taesa.

The TCE-MG has asked for additional documents to be made available for continued technical analysis.

Cemig will keep the market and other interested parties informed on this subject, in accordance with the applicable regulations.

Belo Horizonte, July 30, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

19.	Material Announcement Dated August 5, 2021: Renova: Winning bidder for Brasil PCH declared.

COMPANHIA ENERGÉTICA DE MINAS GERAIS –

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Renova: Winning bidder for Brasil PCH declared

Cemig (Companhia Energética de Minas Gerais, listed in São Paulo, New York and Madrid), in compliance with CVM Instruction 358/2002 as amended, hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (B3) and the market:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) today published the following Material Announcement:

“	In compliance with CVM Instruction 358/2002, as amended, Renova Energia S.A. – In Judicial Recovery (RNEW3; RNEW 4 and RNEW11) (‘the Company’ or ‘Renova’), informs its stockholders and the general public as follows:

Yesterday, August 4, 2021, the Court Administrator declared

SF 369 Participações Societárias S.A. (“the First Bidder”)

to be the winner of the Competitive Procedure for acquisition of the UPI Brasil PCH, specified in the Judicial Recovery Plan of the Consolidated Companies of the Renova Group, pending homologation of the Competitive Procedure by the 2nd Bankruptcy and Judicial Recovery Court of the Central Legal District of São Paulo State, which is conducting the Judicial Recovery of the Renova Group.

As specified in the Tender Announcement of the Competitive Procedure for disposal of the Brasil PCH UPI, absence of any statement of interest in participating in the Procedure by any other party up to August 1, 2021 enabled the Court Administrator to declare the winning bidder.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1

The First Bidder is a subsidiary of Mubadala Consultoria Financeira e Gestora de Recursos Ltda., which is an indirect subsidiary of Mubadala Capital LLC, and an indirect investee of Mubadala Investment Company PJSC.

It presented an offer of R$ 1,100,000,000.00 (one billion one hundred million Reais) for acquisition of 100% of the shares – all book-entry common shares without par value – in Brasil PCH S.A. owned by the Renova Group, subject to conditions precedent that are usual in this type of transaction (‘ the Transaction’).

The other stockholders of Brasil PCH S.A., namely BSB Energética S.A. and Eletroriver S.A., will be duly notified and may decide to exercise their rights of preference in the acquisition, or their rights of joint (‘Tag-along’) sale, in strict compliance with the rules, procedures, rights and duties of the parties to the Stockholders’ Agreement of Brasil PCH.

The Transaction is fully in line with Renova’s strategy for healthy recovery and reduction of its liabilities. It will allocate the proceeds of the Transaction especially to: pre-payment of the DIP bridge loan contracted with Quadra Capital, disbursed at the beginning of this year; payment of certain creditors outside the Judicial Recovery agreement; compliance with its obligations under the Judicial Recovery Plan; and completion of Phase A of the Alto Sertão III Wind Farm Complex.

Renova reiterates its commitment to keep stockholders and the market in general duly and timely informed in accordance with the applicable legislation. ”

Cemig reiterates its commitment to keep the market duly informed on this matter.

Belo Horizonte, August 5, 2021

Leonardo George de Magalhães

Chief Finance and Investor Relations Officer

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version. Page 1 of 1